December 29, 2005

Securities and Exchange Commission

100 First Street N.E.

Washington, D.C 20549

Attn. Christine Allen, Division of Corporation Finance

Dear Ms. Allen,

We are in receipt of your letter dated December 22, 2005 regarding the SEC’s review of Oscient Pharmaceuticals Form 10-K for the year ended December 31, 2004. As we discussed, we hereby request a 30-day extension to respond to the comments until February 2, 2006 so we can prepare a detailed response and provide you the requested information.

If you have any questions, please contact me at 781-398-2604.

Sincerely,

/s/ Robert E. Farrell, Jr. CPA

Corporate Controller & Treasurer